SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)

NTS-PROPERTIES IV
(Name of Issuer)

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

62942E209
(CUSIP Number)

J. D. Nichols,
Managing General Partner
NTS-Properties Associates IV
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62942E209

Introduction

        This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed on behalf of: J.D. Nichols; ORIG, LLC, a Kentucky limited liability company of which Mr. Nichols is the manager (“ORIG”); Ocean Ridge Investments, Ltd., a Florida limited partnership (“Ocean Ridge”); and NTS Properties Associates IV (the “General Partner”), a Kentucky limited partnership and the general partner of NTS-Properties IV (the “Issuer”). Mr. Nichols, ORIG, Ocean Ridge, and the General Partner (the “Reporting Persons”) may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). This filing amends and supplements the final amendment to a Schedule 14D-1 filed on December 17, 1999 (the “Original Statement”), which was intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act in connection with a tender offer for limited partnership interests (“Interests”) of the Issuer, as amended by the following filings:

    1.        a Schedule 13D filed on October 11, 2000 (“Amendment No. 1”);

    2.        a final amendment to a Schedule TO intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act filed on December 29, 2000 in connection with a tender offer for Interests (“Amendment No. 2”);

    3.        a Schedule 13D filed on June 22, 2001 (“Amendment No. 3”);

    4.        a final amendment to a Schedule TO intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act filed on December 18, 2001 in connection with a tender offer for Interests (“Amendment No. 4”);

    5.        a final amendment to a Schedule TO intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act filed on September 16, 2002 in connection with a tender offer for Interests (“Amendment No. 5”); and

    6.        a Schedule 13D filed on June 25, 2003 (“Amendment No. 6”).

The Original Statement, as amended by Amendments Nos. 1 through 6, will be referred hereinafter as the "Amended Statement."

        The total number of Interests beneficially owned by the Reporting Persons is 10,708, or 44.4% of the outstanding Interests of the Issuer. The Reporting Persons are hereby amending the Amended Statement to: (i) reflect the filing of the Stipulation and Agreement of Settlement dated December 5, 2003, in connection with litigation pending against the General Partner and certain of its affiliates, including ORIG, in the Superior Court of the State of California for the County of Contra Costa, which provides, among other things, that if certain conditions are satisfied, the Issuer will merge with NTS-Properties III, NTS-Properties V, NTS-Properties VI, NTS-Properties VII and various affiliated private entities into a newly-formed partnership; and (ii) update the disclosure required pursuant to Item 4 of Schedule 13D.

CUSIP No. 62942E209

1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Jack D. Nichols

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)        [  ]

         (b)        [X]

3)     SEC Use Only

4)     Source of Funds: BK

5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [   ]

6)     Citizenship or Place of Organization: U.S.A.

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)     Sole Voting Power       10,708(1) (2)

8)     Shared Voting Power       0

9)     Sole Dispositive Power 10,708(1)(2)

10)    Shared Dispositive Power       0

11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 10,708(2)(3)

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [   ]

13)    Percent of Class Represented by Row (11): 44.4%

14)    Type of Reporting Person: IN

(1)	Consists of: (i) five Interests owned by the General Partner, of which Mr. Nichols is the managing general partner; (ii) 326 Interests owned by Ocean Ridge; and (iii) 10,377 Interests owned by ORIG. Mr. Nichols has the power to direct the voting and disposition of these Interests by virtue of the fact that he is the manager of ORIG, the managing general partner of the General Partner and the Chairman of the Board of BKK Financial, Inc., an Indiana corporation, which is the general partner of Ocean Ridge.

(2)	Mr. Nichols disclaims beneficial ownership of 10,604 Interests, including: (i) 326 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) 10,273, or 99%, of the Interests owned by ORIG.

(3)	Consists of: (i) five Interests owned by the General Partner; (ii) 326 Interests owned by Ocean Ridge; and (iii) 10,377 Interests owned by ORIG.

CUSIP No. 62942E209

1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Ocean Ridge Investments, Ltd., a Florida limited partnership

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)        [  ]

         (b)        [X]

3)     SEC Use Only

4)     Source of Funds: BK

5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [   ]

6)     Citizenship or Place of Organization: Florida

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)     Sole Voting Power       326

8)     Shared Voting Power       10,382(1)(2)

9)     Sole Dispositive Power       326

10)    Shared Dispositive Power       10,382(1)(2)

11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 10,708(2)(3)

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [   ]

13)    Percent of Class Represented by Row (11): 44.4%

14)    Type of Reporting Person: PN

(1)	Consists of: (i) five Interests owned by the General Partner; and (ii) 10,377 Interests owned by ORIG.

(2)	Ocean Ridge disclaims beneficial ownership of 10,382 Interests, including: (i) five Interests owned by the General Partner; and (ii) 10,377 Interests owned by ORIG.

(3)	Consists of: (i) five Interests owned by the General Partner; (ii) 326 Interests owned by Ocean Ridge; and (iii) 10,377 Interests owned by ORIG.

CUSIP No. 62942E209

1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        ORIG, LLC, a Kentucky limited liability company

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)        [  ]

         (b)        [X]

3)     SEC Use Only

4)     Source of Funds: BK

5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6)     Citizenship or Place of Organization: Kentucky

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)     Sole Voting Power       10,377

8)     Shared Voting Power       331(1)(2)

9)     Sole Dispositive Power       10,377

10)    Shared Dispositive Power       331(1)(2)

11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 10,708(2)(3)

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [   ]

13)    Percent of Class Represented by Row (11): 44.4%

14)    Type of Reporting Person: OO

(1)	Consists of: (i) five Interests owned by the General Partner; and (ii) 326 Interests owned by Ocean Ridge.

(2)	ORIG disclaims beneficial ownership of 331 Interests, including: (i) five Interests owned by the General Partner; and (ii) 326 Interests owned by Ocean Ridge.

(3)	Consists of: (i) five Interests owned by the General Partner; (ii) 326 Interests owned by Ocean Ridge; and (iii) 10,377 Interests owned by ORIG.

CUSIP No. 62942E209

1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

        NTS Properties Associates IV, a Kentucky limited partnership

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)        [  ]

         (b)        [X]

3)     SEC Use Only

4)     Source of Funds: BK

5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [   ]

6)     Citizenship or Place of Organization: Kentucky

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)     Sole Voting Power       5

8)     Shared Voting Power       10,703(1)(2)

9)     Sole Dispositive Power       5

10)    Shared Dispositive Power       10,703(1)(2)

11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 10,708(2)(3)

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [   ]

13)    Percent of Class Represented by Row (11): 44.4%

14)    Type of Reporting Person: PN

(1)	Consists of: (i) 326 Interests owned by Ocean Ridge; and (ii) 10,377 Interests owned by ORIG.

(2)	The General Partner disclaims beneficial ownership of 10,703 Interests, including: (i) 326 Interests owned by Ocean Ridge; and (ii) 10,377 Interests owned by ORIG.

(3)	Consists of: (i) five Interests owned by the General Partner; (ii) 326 Interests owned by Ocean Ridge; and (iii) 10,377 Interests owned by ORIG.

CUSIP No. 62942E209

Item 2. Identity and Background.

No amendment to the Amended Statement.

Item 3. Source and Amount of Funds or Other Consideration.

No amendment to the Amended Statement.

Item 4. Purpose of Transaction.

Item 4 is amended to add the following:

On December 5, 2003, all of the parties in the litigation pending against the General Partner, the general partner of four affiliated public partnerships (together with the General Partner, the “General Partners”) and certain affiliates, including ORIG, in the Superior Court of the State of California for the County of Contra Costa (the “Court”), jointly filed the Stipulation and Agreement of Settlement (the “Settlement Agreement”) with the Court. The parties have requested that the Court issue an order indicating its preliminary approval of the Settlement Agreement. The Settlement Agreement provides that, as partial consideration for the settlement of the litigation, the partnerships along with other real estate entities affiliated with the General Partners, including ORIG, will merge with and into a newly-formed limited partnership. The merger will be subject to, among other things, approval by a majority of the limited partner interests in each existing partnership, final approval of the Court and receipt of an opinion regarding the fairness of the merger to the limited partners from a financial point of view. The Settlement Agreement is subject to, among other things, the preliminary and final approval of the Court. The Court has scheduled a hearing for January 14, 2004, to determine whether to provide its preliminary approval of the Settlement Agreement.

Item 5. Interest in Securities of the Issuer.

No amendment to the Amended Statement.

CUSIP No. 62942E209

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2003	J. D. NICHOLS

/s/ J.D. Nichols
J. D. Nichols

OCEAN RIDGE INVESTMENTS, LTD.

By: BKK FINANCIAL, INC., its General Partner

By: /s/ J.D. Nichols
J. D. Nichols, Chairman of the Board

ORIG, LLC

By: /s/ J.D. Nichols
J. D. Nichols, Manager

NTS PROPERTIES ASSOCIATES IV

By: /s/ J.D. Nichols
J. D. Nichols, Managing General Partner